UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38588

OPERA LIMITED

Vitaminveien 4,

0485 Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Voting Results of the 2024 Annual General Meeting of the Company

Change of Authorized Share Capital and Share Consolidation

IT WAS RESOLVED BY AN ORDINARY RESOLUTION THAT every two (2) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.0002 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company's currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed (the “Change of Authorized Share Capital”) from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, to US$50,000 divided into 250,000,000 shares of a nominal or par value of US$0.0002 each, and no fractional shares be issued in connection with the Share Consolidation.

Voting Results of the 2024 Annual General Meeting

A total of 137,767,764 ordinary shares (including ordinary shares represented by ADSs), representing 77.9% of all issued and outstanding shares of the Company as of the record date, were present at the meeting in person or by proxy. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Change of Authorized Share Capital and Share Consolidation	137,344,082	99.7%	253,334	0.2%	170,348	0.1%

The Share Consolidation will become effective on December 6, 2024. Concurrently on the same day, a change in the ADS ratio proportionate to the Share Consolidation will take effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opera Limited

Date: December 3, 2024	By:	/s/ James Yahui Zhou
	Name:	James Yahui Zhou
	Title:	Chairman of the Board and Chief Executive Officer